Mail Stop 3561

February 17, 2009

<u>Via Facsimile and U.S. Mail</u>

Mr. James C. Marvin
  Chief Financial Officer
Marketing Worldwide Corporation
2212 Grand Commerce Drive
Howell, Michigan 48855

      Re: Marketing Worldwide Corporation
                  Form 10-K for the year ended September 30, 2008
                  Filed January 13, 2009
                  File No. 0-50586

Dear Mr. Marvin:

      We have reviewed your filing and have the following comments. We think you should revise your document in response to the appropriate comment below by filing an amendment to your September 30, 2008 Annual Report on Form 10-K. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K (Fiscal Year Ended September 30, 2008)

Market for Common Equity and Related Stockholder Matters and Issuer Purchases of Equity
Securities, page 14

1.   Please expand the table of high and low bid information to include the most recent two
        fiscal years. We note you provided disclosure only for the most recent fiscal year ended
        September 30, 2008. See Item 201(a)(1) of Regulation S-K.

Management's Discussion and Analysis

Comparison of the Year Ended September 30, 2008…Year Ended September 30, 2007, page 17

Sales

2.   Please expand your discussion of total sales to also separately discuss the changes in
        "product" sales and that of sales from "services." In this regard, we note from your
        statements of operations that total sales increased by approximately $852,000; however
        this increase was the net result of a decrease in product sales of approximately of
        $824,000 and the generation of approximately $1.7 million in the new revenue category
        for fiscal 2008 of "services." Please explain the nature of your revenue generated from
        "services" and tell us why similar revenue was not presented for the prior comparative
        year. For example, to the extent the "services" revenues in fiscal 2008 were generated
        solely due to your acquisitions of Colortek, Inc. and Modelworxx GmbH, in May 2007
        and September 2007, respectively, please explain whether the revenue attributed to them
        were from "products" and/or "services," and if from services, and the amount was not
        material for separately classifying as such in fiscal 2007 but was material for 2008 to
        present as a separate line item, please advise and disclose.

3.   In addition, please expand your discussion of "sales," "gross profit," and include a new
        paragraph of "loss from operations" to discuss the amount or percentage of each that is
        attributable to domestic (e.g., United States) and international operations (e.g., Germany).
        We note that approximately 25% of your fiscal 2008 operating loss is from international
        operations as compared to no international operations in fiscal 2007. Also, please
        disclose where sales from Toyota Canada, Inc. (one of your major customers) are shown
        in the segment data shown in Note R to the audited financial statements.

Operating Expenses

4.   Please discuss all significant factors that are attributable to the change in operating
        expenses. In this regard, we note your total operating expenses in fiscal 2008 were lower
        due to having no impairment costs recorded this year as compared to an impairment loss
        pertaining to goodwill of approximately $1.6 million in fiscal 2007. We believe an
        explanation of the change would provide useful insight as to why no goodwill or other

impairment costs were deemed necessary for fiscal 2008 as compared to the previous year.

Liquidity and Capital Resources, page 18

5.   Please expand the sixth paragraph under this heading to specifically disclose that you have "unconditionally guaranteed to repay" the mortgage loan of this consolidated entity, including disclosing the outstanding mortgage loan balance as of the most recent audited balance sheet date. Reference is made to disclosure under the Risk Factor "We are a guarantor on the building mortgage to our landlord who is a related party…" on page 11.

6.   See the eighth paragraph where you disclose that you were in compliance will all terms of the loan (i.e., your credit line for up to $800,000). This disclosure appears to contradict that shown in the eleventh paragraph under this heading, the auditors' report on page F-2, and in Notes B and G to the audited financial statements which discloses that you were in default on your line of credit agreement with certain covenants. Please revise to ensure consistency of your disclosures, including expanding the MD&A disclosure and Notes B and G to indicate whether or not the lenders have taken any action against your defaulted loan and/or whether you are in discussions with them to have the defaults amended or cured.

Financial Statements

Accountants' Report, page F-2

7.   Please amend your Form 10-K to include an audit report that is properly dated. There appears to be an error in the date of the report included in your filing.

Note G – Bank Line of Credit, page F-18

8.   We note that your credit facility is scheduled to expire, if not renewed, on February 1, 2009. We also note that you were in violation of certain debt covenants on this credit facility as of September 30, 2008. Please update us as to the current status of this matter as of the most recent practicable date. In addition, we assume that the violations of the covenants on the credit facility do not also cause you to be in violation of covenants under any of your other debt or securities agreements. Please confirm our assumption or identify any other debt or securities arrangements under which covenants are also considered to be violated.

Note J – Warranty Liability, page F-20

9.   Please expand your disclosure to more fully comply with paragraph 14 of FIN 45.

Note K – Capital Stock, page F-20

10.   We note that you have classified the Series A Preferred Stock outside of shareholders'
        equity. Please tell us more about the contractual provisions of these instruments and
        explain how you determined the appropriate presentation of and accounting for the
        preferred shares. Address the potential applicability of SFAS 150 and of EITF Topic D-
        98 in your response. Your explanation should be detailed and specific and should cite
        your basis in GAAP for each of your conclusions.

11.   As a related matter, we note that you recognized the beneficial conversion feature as a
        "charge against current earnings." Please explain how this charge was classified in your
        income statement and specifically cite your basis in GAAP for that classification.

Note L – Stock Options and Warrants, page F-23

Warrants

12.   Refer to the table that summarizes transactions involving warrants. With respect to the
        19,000,000 warrants designated as "exercised" in fiscal 2008, it appears that only
        3,500,000 were "exercised," while the remaining 15,500,000 warrants were "cancelled"
        in an Exchange Agreement with holders of the Series F and Series J Common Stock
        Purchase Warrants. Please revise as appropriate.

Note P – Economic Dependency, page F-28

13.   Please expand your disclosures to fully comply with paragraph 39 of SFAS 131.
        Specifically, please disclose the total amount of revenue from each significant customer
        rather than disclosing such revenues in the aggregate.

Controls and Procedures

14.   We note that the Chief Executive Officer and Chief Financial Officer concluded that your
        disclosure controls and procedures were not effective as of September 28, 2008 and,
        because of control deficiencies that constituted material weaknesses, these officers
        further concluded that you did not maintain effective internal control over financial
        reporting as of September 30, 2008. We also note your disclosure that you are currently
        evaluating what steps can be taken in order to address these material weaknesses. For
        each of the material weaknesses identified, please tell us what steps or actions have been
        (or are planning to be) implemented to remediate these weaknesses. Your next quarterly
        report on Form 10-Q, when filed, should also identify your remediation plans.

                                        ****

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities

Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Margery E. Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief